Exhibit 12.1

Vantage Drilling Company

Ratio of Earnings to Fixed Charges

(in thousands except ratio of earnings to fixed charges)

	Three Months Ended March 31, 2009	Years Ended December 31,
		2008	2007
Earnings (Loss)
Loss before minority interest and provision for income taxes	$2,910	$(48,049)	$6,752
Fixed charges	4,557	4,033	21
Amortization of capitalized interest	58	79	—
Capitalized interest	(3,790)	(3,942)	—

Earnings (loss) as adjusted	$3,735	$(47,878)	$6,773

Fixed Charges
Interest expense	$748	$56	$—
Capitalized interest	3,790	3,942	—
Amortization of debt financing costs	—	—	—
Portion of rental expense representative of the interest factor	19	35	21

Total fixed charges	$4,557	$4,033	$21

Ratio of earnings to fixed charges (a)	—	—	322.53%

(a)	For the three months ended March 31, 2009 and the year ended December 31, 2008, earnings were not sufficient to cover fixed charges by approximately $822,000 and $51.9 million, respectively. For the year ended December 31, 2007, we had earnings, as defined, of approximately $6.8 million and no fixed charges. As of the date of this prospectus, we have not issued any preferred shares.